Exhibit 99.226

NexTech AR CEO Evan Gappelberg to Webcast Live at VirtualInvestorConferences.com on November 5th

NexTech AR invites individual and institutional investors, as well as advisors and analysts, to attend real-time, interactive presentations on VirtualInvestorConferences.com

Vancouver B.C. – October 30, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events today announced that CEO Evan Gappelberg will present live at VirtualInvestorConferences.com on November 5, 2020.

DATE: November 5th, 2020

TIME: 12:30pm ET

LINK: https://bit.ly/2HDdBgd

This will be a live, interactive online event where investors are invited to ask the company questions in real-time. If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available after the event.

It is recommended that investors pre-register and run the online system check to expedite participation and receive event updates.

Learn more about the event at www.virtualinvestorconferences.com.

Q3 Key Highlights:

●	Record Q3 2020 Total Bookings of $6.7 million* which exceeded all of 2019 revenue of $6mill
●	331% growth over Q3 2019 revenue of $1,561,425
●	NexTech filed to uplist its stock to the Nasdaq Capital Market July 2nd.
●	Record cash on hand of $16.3 million
●	Raised $13.2 million, through underwritten offering by Mackie Research of 2,035,000 shares at a price of $6.50
●	Hired Eugen Winschel 18-year SAP Executive as new COO
●	Doubled the size of the company to 140 in Q3 from just 70 in Q2 - to continue to meet the rapid ramp up in demand and increase the company’s technological capabilities.
●	Company became approved Microsoft partner

●	Launched New Distribution Deals with Well Known Consumer Brands, Including: Dyson, Philips Norelco, MR. Coffee, VitaMix, Breviel and Cusinart
●	Landed $250,000 edTech AR contract with Ryerson University
●	Appointed Ori Inbar to its Board of Directors, a recognized AR expert, having been involved in the industry for over a decade as both a startup entrepreneur and a venture capital investor through SuperVentures.
●	Acquired the assets of Next Level Ninjas for $720,000 cash consideration
●	Launches “Screen AR” A New Augmented Reality Immersive Video Conferencing Software to Accelerate Business Opportunities
●	Began building Collaborative Video Conferencing Capabilities to Rival Zoom and Address Telemedicine and Edtech Markets

NexTech attributes this massive growth to new customer acquisitions and the expansion of services for existing customers as the demand for AR and remote work solutions intensified.

The company is continuing to experience a rapid rise in demand for all its services.  However, demand is especially high for its AR Solutions which include WebAR, AR ads, ScreenAR, Human holograms as well as custom AR solutions.  Demand for the companies AR labs for education is growing at 200%/month while every virtual event the company does has multiple AR experiences. To meet this growing demand the company is currently hiring dozens of AR/VR, Unity, and 3D modeling experts.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

About Virtual Investor Conferences®

Virtual Investor Conferences (VIC) is the leading proprietary investor conference series that provides an interactive forum for publicly traded companies to meet and present directly with investors.

A real-time solution for investor engagement, Virtual Investor Conferences is part of OTC Market Group’s suite of investor relations services specifically designed for more efficient Investor Access. Replicating the look and feel of on-site investor conferences, Virtual Investor Conferences combine leading-edge conferencing and investor communications capabilities with a comprehensive global investor audience network.

Virtual Investor Conferences

John M. Viglotti

SVP Corporate Services, Investor Access

OTC Markets Group

(212) 220-2221

johnv@otcmarkets.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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